WATTS INDUSTRIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)


1.	In the  opinion of management, the accompanying unaudited
condensed consolidated financial statements contain all necessary adjustments, consisting only of adjustments of a normal recurring nature, to present fairly Watts Industries, Inc.'s Condensed Consolidated Balance Sheet as of December 31, 1993, the Condensed Statements of Consolidated Earnings for the three and six months ended December 31, 1993 and December 31, 1992, and the Condensed Statements of Consolidated Cash Flows for six months ended December 31, 1993 and December 31, 1992.

	The balance sheet at June 30, 1993 has been derived from the audited financial statements at that date. The accounting policies followed by the Company are described in the June 30, 1993 financial statements which are contained in the Company's
1993 Annual Report. It is suggested that these financial statements be read in conjunction with the financial statements and notes included in the Annual Report to stockholders.

2.	On November 6, 1992, an indirect subsidiary of the Company
acquired Intermes, S.p.A. ("Intermes") for an aggregate cash purchase price of U.S. $17,000,000 plus a contingent payment that will total U.S. $8,500,000, plus the assumption of $23,000,000 of debt. $6,094,000 of this contingency was paid during the quarter ended September 30, 1993 with the remainder scheduled to be paid over a five-year period. Intermes, headquartered in Caldaro, Italy, manufactures and sells plumbing and heating valves and controls through wholesaler distribution. In addition, Intermes partially owns I.S.I., S.p.A. ("ISI") located in Pergine Valsugana, Italy. ISI manufactures butterfly valves and other valve products relating to municipal water markets. Intermes' sales for the twelve-month period ended June 30, 1993 were approximately U.S.$42,800,000.

	On May 18, 1993, the Company acquired Edward Barber (UK) Limited ("EBCO"). Headquartered in Tottenham, London, EBCO manufactures and sells valves, meter boxes, and accessories to the municipal water market. Sales of EBCO for the twelve months ended December 31, 1992 were approximately $11,500,000. The company, which was founded in 1908, also operates a non-ferrous foundry operation in nearby Willesden.

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3.	Effective July 1, 1993, the Company adopted Statement of
Financial Accounting Standard ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions".
The Statement requires that the projected future cost of providing postretirement benefits, such as health care and life insurance, be recognized on an accrual basis as employees render service instead of when benefits are paid. The extent of these types of benefits provided by the Company is limited to one of its subsidiaries acquired on September 30, 1991. Based on the acquisition date of this subsidiary and the adoption date of July 1, 1993, the Company is required under the Statement to account for the projected liability for these benefits on a prospective basis and has elected to adjust its purchase price allocation for the acquisition. Accordingly, the Company has recorded a liability of $2,087,000 and a corresponding increase to goodwill and related deferred tax asset. The effect of the adoption on operating results from the date of acquisition to June 30, 1993 was immaterial.

4.	Effective July 1, 1992, the Company changed its method of
accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated.

	The cumulative effect of adopting SFAS No. 109 as of July 1, 1992 was to decrease net income by $3,132,000, for the fiscal year ended June 30, 1993. Application of the new income tax rules decreased pretax income by approximately $100,000 because of increased depreciation expense as a result of SFAS No. 109's requirement to report assets acquired in prior business combinations at their pretax amounts.

5.	The Company is currently a party to or otherwise involved with various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties. Three of these sites, the Sharkey and Combe Landfills in New Jersey and the San Gabriel Valley/El
Monte, California water basin matter, are listed on the National Priorities List. With respect to the Sharkey Landfill, the
Company has been allocated .75% of the remediation costs, an amount which is not material to the Company. Based on recent developments, the Company elected not to enter into the de minimis settlement proposal. No allocations have been made to date with respect to the other two sites. With respect to the Combe Landfill, the Company is one of approximately 23 potentially responsible parties.

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	Given the number of parties involved in most environmental
sites, the multiplicity of possible solutions, the evolving technology and the years of remedial activity required, it is difficult to estimate with certainty the total cost of remediation, the timing and extent of remedial actions which may be required, and the amount of liability, if any, of the Company alone or in relation to that of other responsible parties. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition.

	The Company has established balance sheet accruals which it currently believes are adequate in light of the potential exposure of pending and threatened environmental litigation and proceedings of which it has knowledge. In this regard, with respect to certain of these matters, the Company has resort either to some degree of insurance coverage or indemnifications from third parties which are expected to defray to some extent the effect thereof. With respect to insurance, coverage of some of these claims has been disputed by the carriers based on standard reservations and, therefore, recovery may be somewhat questionable, a factor which has been considered in the Company's evaluation of these matters. Although difficult to quantify based on the complexity of the issues and the limitation on available information, the Company believes that its accruals for the estimated costs associated with such matters adequately provide for the Company's estimated foreseeable liability for these sites, however, given the nature and scope of the Company's manufacturing operations, there can be no assurance that the Company will not become subject to other environmental proceedings and liabilities in the future.